Exhibit 99.1

FOR RELEASE April 8, 2011 8:00am ET

Pure Nickel Reports Operating High hlights and Results for the Three Months Ended February 28, 2011.

TORONTO: April 8, 2011. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today released its operating highlights for the quarter ended February 28, 2011, and its financial results for the three months then ended.

First quarter operating highlights

MAN Alaska

Pure Nickel continues to plan the 2011 program which is expected to commence the beginning of June, pending ITOCHU’s decision to continue funding exploration. Agreements with service providers and exploration permits are being readied and the team is looking forward to investigating the new platinum group horizons which were identified during the 2010 program. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

Tower Property, Manitoba

The Tower property is contiguous with Pure Nickel’s William Lake claims in the Thompson Nickel Belt. Rockcliff Resources Inc. is proceeding to earn-in to the Tower VMS claims and since the start of the quarter have announced the results from the first thirteen holes of a planned 24 hole program. Highlights from the holes to date are tabulated below. Ken Lapierre, P.Geo., President & CEO of Rockcliff Resources Inc. and Mark Smethurst, VP Exploration of Rockcliff Resources Inc., are Qualified Persons under the definition of National Instrument 43-101.

  3.4% copper, 1.2g/t gold, 0.7% zinc and 18.6g/t silver across 2.65m including
  10.5% copper, 3.6g/t gold, 2.0% zinc and 56.1g/t silver across 0.85m (Hole 1);

  3.6% copper, 0.5g/t gold, 1.4% zinc and 19.0g/t silver across 2.6m including
  6.4% copper, 0.8g/t gold, 2.3% zinc and 33.9g/t silver across 1.40m (Hole 2).

  7.0% copper, 2.0g/t gold, 1.3% zinc and 32.2g/t silver across 2.65m including
  11.5% copper, 2.7g/t gold, 2.0% zinc and 49.7 silver across 1.00m (Hole 4);

  3.3% copper, 0.3g/t gold, 0.8% zinc and 17.6g/t silver across 7.45m including
  9.8% copper, 0.9g/t gold, 2.2% zinc and 51.5g/t silver across 2.4m (Hole 5);

  3.2% copper, 1.1g/t gold, 0.6% zinc and 17.5g/t silver across 4.6m including
  4.6% copper, 1.7g/t gold, 0.9% zinc and 29.8g/t silver across 2.2m (Hole 7);

  7.6% copper, 2.0g/t gold, 1.7% zinc and 35.4g/t silver across 8.2m including
  9.8% copper, 2.8g/t gold, 2.2% zinc and 45.9g/t silver across 5.3m (Hole 8)

1 of 2

  5.2% copper, 0.8g/t gold, 1.2% zinc and 23.0g/t silver across 3.7m including
  10.9% copper, 1.6g/t gold, 2.2% zinc and 48.7g/t silver across 1.2m (Hole 9);

  7.6% copper, 0.6g/t gold, 1.8% zinc and 32.0g/t silver across 2.6m including
  10.7% copper, 0.9g/t gold, 2.5% zinc and 44.8g/t silver across 1.7m (Hole 10);

  3.4% copper, 0.3g/t gold, 0.5% zinc, 14.2g/t silver across 2.1m including
  4.7% copper, 0.3g/t gold, 0.7% zinc, 19.7g/t silver across 1.5m (Hole 11);

  4.6% copper, 1.2g/t gold, 1.2% zinc, 22.0g/t silver across 2.9m including
  7.5% copper, 2.1g/t gold, 1.9% zinc, 35.9g/t silver across 1.6m (Hole 12);

  4.0% copper, 0.3g/t gold, 0.8% zinc, 15.3g/t silver across 3.3m including
  5.2% copper, 0.4g/t gold, 1.1% zinc, 20.1g/t silver across 2.5m (Hole 13)

Results for the three months ended February 28, 2011

Pure Nickel reported that its net loss was in line with expectations: $360,000 ($0.005 per share) for the three months ended February 28, 2011, compared to a net loss of $394,000 ($0.006 per share) for three months ended February 28, 2010. For further information refer to Pure Nickel’s consolidated interim financial statements and the accompanying management discussion and analysis on the company’s website at www.purenickel.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
Chief Executive Officer
T. (416) 868-1079
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com